UNDERWRITING AGREEMENT

Schedule A

As of February 17, 2017

Rational Dividend Capture VA Fund Rational Insider Buying VA Fund

Rational Dynamic Momentum VA Fund Rational Defensive Growth Fund

Rational Dividend Capture Fund

Rational Dynamic Momentum Fund Rational Iron Horse Fund

Rational Real Strategies Fund

Rational Risk Managed Emerging Markets Fund Rational Strategic Allocation Fund

Rational Select Asset Fund

Rational Total Return Income Fund